

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   August 30, 2018

<u>Via E-mail</u>
Mr. James Robert Todhunter
Chief Executive Officer
170 S Green Valley Pkwy, Suite 300
Henderson, Nevada 89012

> **Re: AIM Exploration Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2017**
> **Filed December 6, 2017**
> **Form 10-Q for the Quarter Ended February 28, 2018**
> **Filed May 30, 2018**
> **Form 10-Q for the Quarter Ended May 31, 2018**
> **Filed August 14, 2018**
> **File No. 000-55358**

Dear Mr. Todhunter:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                            Sincerely,

                                                            /s/ John Reynolds

                                                            John Reynolds
                                                            Assistant Director
                                                            Offices of Beverages, Apparel and
                                                            Mining